UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Community National Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20375R 10 5

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d -1(b)

[   ] Rule 13d -1(c)

[X] Rule 13d -1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  20375R 10 5

1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).
	T. C. Garland
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]
	(b) [ ] The persons' names in Item 1 of each of the two cover pages are husband and wife. This is a joint filing pursuant to Rule 13d-1(k)(1).
3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
Number of Shares Beneficially Owned By Each Reporting Person with:		5.	SOLE VOTING POWER:	23,810
		6.	SHARED VOTING POWER:	12,129
		7.	SOLE DISPOSITIVE POWER:	23,810
		8.	SHARED DISPOSITIVE POWER:	12,129
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	35,939
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):
	Not Applicable
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	5.68%
12. TYPE OF REPORTING PERSON (See Instructions):
	IN

CUSIP NO.  20375R 10 5

1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).
	Annetta J. Garland
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]
	(b) [ ] The persons' names in Item 1 of each of the two cover pages are husband and wife. This is a joint filing pursuant to Rule 13d-1(k)(1).
3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
Number of Shares Beneficially Owned By Each Reporting Person with:		5.	SOLE VOTING POWER:	4,135
		6.	SHARED VOTING POWER:	31,804
		7.	SOLE DISPOSITIVE POWER:	4,135
		8.	SHARED DISPOSITIVE POWER:	31,804
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	35,939
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):
	Not Applicable
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	5.68%
12. TYPE OF REPORTING PERSON (See Instructions):
	IN

Item 1.
(a)	Name of Issuer:	Community National Corporation
(b)	Address of Issuer’s Principal Executive Office:
1400 East Second Street Franklin, Ohio 45005

Item 2.
(a)	Name of Person Filing:	T. C. Garland Annetta J. Garland
(b)	Address of Principal Business Office:	836 W. Lower Springboro Road Springboro, Ohio 45066
(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	NA
Item 3.
Not Applicable
Item 4.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:	35,939
(b)	Percent of Class:	5.68%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	See Cover Pages
(ii)	shared power to vote or to direct the vote:	See Cover Pages
(iii)	sole power to dispose or direct the disposition of:	See Cover Pages
(iv)	shared power to dispose or direct the disposition of:	See Cover Pages

*  T. C. Garland and Annetta J. Garland are married to one another and each is therefore deemed to be the beneficial owner of all shares owned by the other.  The total shown consists of 23,810 shares owned of record by Mr. Garland, 4,135 shares owned of record by Mrs. Garland, 3,787 shares owned by the Patricia R. Garland Revocable Living Trust of which Dr. Garland is trustee and 4,207 shares owned by Springboro Family Physicians, Inc., an Ohio corporation in which Mr. Garland owns an interest.

Item 5.
Not applicable
Item 6.
Not applicable
Item 7.
Not applicable
Item 8.
Not applicable
Item 9.
Not applicable
Item 10.
Not applicable

Exhibits

Exhibit 99

Joint Filing Agreement dated February 10, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005	/s/ T. C. Garland Signature

T. C. Garland Name

/s/ Annetta J. Garland Signature

Annetta J. Garland Name

EXHIBIT 99

Joint Filing Agreement dated February 10, 2005

Re:  Joint Filing of Schedule l3G and all amendments

The undersigned hereby agree that:

(i) each of them is individually eligible to use the Schedule 13G attached hereto;

(ii) the attached Schedule l3G, including any and all amendments thereto, is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

_________________________

T. C. Garland

_________________________

Annetta J. Garland